

Mail Stop 3720

June 30, 2017

David Nealy
Senior Director of External Reporting & Policy
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

   Re: The Interpublic Group of Companies, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed February 21, 2017
     Form 8-K
     Filed February 10, 2017
     File No. 001-06686

Dear Mr. Nealy:

  We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Business, page 2

1. We note that at page 8, you state that you must comply with anti-corruption laws, export controls and economic sanctions. You also state that your industry is subject to multiple regulations that could restrict your activities or negatively impact your performance or financial condition, including privacy and advertising regulations. You have not, however, included a summary of these laws, regulations and other matters. In future filings, consider including a summary of the laws and regulations that materially affect your business.

Segment Operating Income, pages 22 and 23.

2.   Please revise your analysis to address the significant drivers of segment operating income, including major business wins or losses and practice areas and/ or disciplines that were more profitable than others and the reasons why. In this regard, we note that your analysis appeared to be focused primarily on cost. Refer to Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 24

3.   We note that in 2016, you experienced a significant net working capital usage primarily attributable to your media businesses. With a view towards an expanded discussion of liquidity, please tell us the nature of the underlying transactions during 2016 which led to your negative working capital balance and how long you expect this trend to continue.

Consolidated Statements of Operations, page 37

4.   Please revise your income statement presentation to fully comply with the line item requirements of Rule 5-03 of Regulation S-X.

Note 12. Segment Information, page 68

5.   We note your statement that "IAN's operating divisions share similar economic characteristics and are similar in other areas, specifically related to the nature of their services, the manner in which the services are provided and the similarity of their respective customers." To help us understand how you applied the guidance in FASB ASC 280, please provide us with the following information:

        a. the operating divisions within IAN which may be characterized as operating segments;
        b. a comparison and contrast of the IAN operating segments relative to the areas listed in ASC 280-10-50-11(a) to (e);
        c. your consideration of differences among the IAN operating segments and why you determined that disaggregation was not warranted;
        d. how the primary service offering of each operating segment and respective brand distinction are considered in your aggregation analysis;
        e. each operating segment's historical and projected revenues, gross margin, operating margin, and measure of segment profitability; and
        f. how CMG's service lines are similar to those offered by IAN (per your disclosure).

6.   Please disclose the revenues from your service offering by primary discipline. Refer to ASC 280-10-50-40.

Form 8-K Filed February 10, 2017

Exhibit 99.1.2

Reconciliation of Adjusted Results

7.   We note your presentation of "Adjusted Results" which constitutes a non-GAAP measure. Please caption this measure as non-GAAP or state in a related footnote that it is a non-GAAP measure. Additionally, please state why this information is useful to investors and how it is used by management. Refer to Item 10(e)(i)(C)-(D) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications